SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Harris & Harris Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

413833104
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 pages

CUSIP No. 413833104	13D	Page 2 of 4 Pages

1.	Name of Reporting Person Jonathan E. Rothschild

2.	Check the Appropriate Box If a Member of Group*	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 843,476

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 843,476

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,476

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.89%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Harris & Harris Group, Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          111 W. 5th Street
                          New York, New York 10019

Item 2(a)          Name of Person Filing:    Jonathan E. Rothschild

Item 2(b)          Address of Principal Business Office:

                          c/o Arterio, Inc.
                          1061-B Shary Circle
                          Concord, California 94518

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, no par value $0.01 per share

Item 2(e)          CUSIP Number:     413833104

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

          Items 5, 7 and 9 include 453,620 shares of Common Stock owned directly by Mr. Rothschild, 224,282 shares owned indirectly through a wholly owned corporation, Arterio, Inc. and 124,600 shares owned indirectly through the Arterio, Inc. Profit Sharing Plan.

Item 5             Ownership of 5% or Less of Class:     N/A

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Page 4 of 4 pages

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2005	/s/Jonathan E. Rothschild Jonathan E. Rothschild